

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

April 11, 2016

Phillip Marshall
Chief Financial Officer
RCI Hospitality Holdings, Inc.
10959 Cutten Road
Houston, Texas 77066

      Re: RCI Hospitality Holdings, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2015
              Filed December 14, 2015
              Form 10-Q for Fiscal Quarter Ended December 31, 2015
              Filed February 9, 2016
              File No. 001-13992

Dear Mr. Marshall:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Lyn Shenk

                    Melissa Raminpour
                    Accounting Branch Chief
                    Office of Transportation and Leisure